BERKSHIRE BANCORP INC.
160 Broadway
New York, NY 10038
Tel:  (212) 791-5362

April 12, 2010

VIA EDGAR

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

RE:	Berkshire Bancorp, Inc Supplemental Response Dated January 21, 2010 Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Period Ended September 30, 2009 File No. 000-13649

Dear Mr. Vaughn,

Berkshire Bancorp Inc. (the “Company”, “we”, or “our”) is providing the following responses to the comments contained in your letter dated February 23, 2010 regarding our (i) Form 10-K for the fiscal year ended December 31, 2008; (ii) the Form 10-Q for the period ended September 30, 2009; and (iii)  Supplemental Response dated January 21, 2010.  We have set forth below, the text of each of your comments followed by our response.  Please note that for the period ended December 31, 2009, we have set forth the format of future disclosures; the amounts have intentionally been excluded as they are subject to change.

Form 10-K for the period ended December 31, 2008

SEC Comment

1.
We note your response to our previous comment 1 including your statement that you “generally do not increase the appraised value of any property. “  Please tell us the exceptions to this statement.  Please revise your future filings to disclose the nature of the situations in which you have increased the appraised value of any property and the amount of such adjustments during each of the most recent three years.  Please describe your basis for making upward adjustments to the appraised value.

Response

We have concluded that there have been no exceptions where appraisals have been increased for each of the most recent three years.  We revised our original proposed disclosure and will incorporate this change in future filings with the Commission:

“As a substantial amount of our loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans are critical in determining the amount of the allowance required for specific loans.  A loan is considered nonperforming when it becomes delinquent ninety days or when other adverse factors become known to us.  We order updated appraisals from independent third party licensed appraisers at the time the loan is identified as nonperforming, or earlier if adverse information regarding the borrower becomes known.  Depending upon the property type, we receive appraisals within thirty to ninety days from the date the appraisals are ordered.  Upon receipt of the appraisal, which is discounted by us to take account of estimated selling and other holding costs, we compare the adjusted appraisal amount to the carrying amount of the real estate dependent loan and record any impairment through the allowance for loan loss at that time.

“As the majority of our real estate dependent loans are concentrated in the New York City metropolitan area, we do not make adjustments to the appraisals for this concentration.  Adjustments to appraisals are limited to reducing the fair value for selling and other holding costs.”

Form 10-Q for the period ended September 30, 2009

Note 6.  Investment Securities

SEC Comment

2.
We note your response to prior comment 3.  If true, and as previously requested, please confirm that you will disclose this information related to how you determined the extent to which the impairment was credit versus non-credit in your future filing disclosures.  In addition, please identify which of these securities is the pooled trust preferred security and which is the single issuer trust preferred security, as referred to in footnote 3 to Exhibit I.

Response

We confirm that we will disclose the information related to the determination of credit versus non-credit impairment in future filings.  The following is the proposed comprehensive investment disclosure for inclusion in future filings with the Commission:

The following is a summary of held to maturity investment securities:

	December 31, 2009
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
		(In thousands)

U.S. Government Agencies	$340	$--	$(3)	$337

	December 31, 2008
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
		(In thousands)

U.S. Government Agencies	$360	$3	$(1)	$362

The following is a summary of available-for-sale investment securities:

	December 31, 2009
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
		(In thousands)
U.S. Treasury Notes	$50,236	$35	$(65)	$50,206
U.S. Government Agencies	76,223	59	(793)	75,489
Mortgage-backed securities	134,810	1,943	(710)	136,043
Corporate notes	19,029	1,011	(2,311)	17,729
Single Issuer Trust Preferred CDO	2,945	--	(1,924)	1,021
Pooled Trust Preferred CDO	6,463	--	(6,313)	150
Municipal securities	1,973	198	--	2,171
Auction rate securities	78,895	--	(11,953)	66,942
Marketable equity securities and other	8,937	83	(30)	8,990
Totals	$379,511	$3,329	$(24,099)	$358,741

	December 31, 2008
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
		(In thousands)
U.S. Government Agencies	$91,467	$72	$(380)	$91,159
Mortgage-backed securities	83,845	1,037	(1,061)	83,821
Corporate notes	51,150	112	(13,138)	38,124
Single Issuer Trust Preferred CDO	3,000	--	(1,794)	1,206
Pooled Trust Preferred CDO	10,000	--	(7,006)	2,994
Municipal securities	1,973	125	(495)	1,603
Auction rate securities	101,110	--	(38,030)	63,080
Marketable equity securities and other	17,960	80	(1,264)	16,776
Totals	$360,505	$1,426	$(63,168)	$298,763

Management uses a multi-factor approach to determine whether each investment security in an unrealized loss position is other-than-temporarily impaired (“OTTI”).   An unrealized loss position exists when the current fair value of an investment is less than its amortized cost basis. The valuation factors utilized by management incorporate the ideas and concepts outlined in relevant accounting guidance.   These include such factors as:

*	The length of time and the extent to which the market value has been less than cost;

*	The financial condition of the issuer of the security as well as the near and long-term prospects for the issuer;

*	The rating of the security by a national rating agency;

*	Historical volatility and movement in the fair market value of the security; and

*	Adverse conditions relative to the security, issuer or industry.

The outstanding auction rate securities at December 31, 2009 and 2008 consist of

	2009		2008
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
		(In thousands)
Federal National Mortgage Association Preferred Shares	$--	$--	$2,223	$728
Federal Home Loan Mortgage Corporation Preferred Shares	1,895	1,895	3,904	704
Preferred Shares of Money Center Banks	65,000	53,767	65,000	32,789
Other Assets of Money Center Banks	10,000	9,280	10,000	8,876
Public Utility Debt and Equity Securities	2,000	2,000	15,000	15,000
Other	--	--	4,983	4,983

Totals	$78,895	$66,942	$101,110	$63,080

The fair value of the auction rate securities is determined by Management valuing the underlying security.  The auction rate securities allow for conversion to the underlying preferred security after two failed auctions.  As of December 31, 2009, there have been more than two failed auctions for all outstanding auction rate securities.   We considered the market value of the preferred shares to be more objective and relevant in pricing the auction rate securities.   For the public utility debt and equity securities, the security is collateralized by a mutual fund in which the majority of the investments are public utility debt and equity securities.  As this fund as well as other mutual funds for public utilities have not been severely impacted by the market dislocation, these funds, and consequently our auction rate securities, have continued to perform.  The final market sector, noted above as “other”, is collateralized by long term debt of a seasoned issuer that deals in business machinery.

In determining whether there is OTTI, Management considers the factors noted above. The financial performance indicators we review include, but are not limited to, net earnings, change in liquidity, and change in cash from operating activities, and, for money center banks, the regulatory capital ratios and the allowance for loan losses to the nonperforming loans.  Through December 31, 2009, the auction rate securities have continued to pay interest at the highest rate as stipulated in the original prospectus, except for Freddie Mac.  Currently, the interest rate paid approximates the rate paid on money market deposit accounts.

At December 31, 2009, we had 6 auction rate securities totaling $25.9 million which were below investment grade.  At December 31, 2008, we had four auction rate securities totaling $6.1 million which were below investment grade.

Based upon our methodology for determining the fair value of the auction rate securities, we recorded an OTTI charge totaling $2.0 million related to the Freddie Mac auction rate securities for the year ended December 31, 2009.   We concluded that, as of December 31, 2009, the unrealized loss for the remainder of the auction rate securities is due to the market interest volatility, the continued illiquidity of the auction rate markets, and uncertainty in the financial markets as there has not been a deterioration in the credit quality of the issuer of the auction rate securities or a downgrade of the auction rate security from investment grade.  It is not more likely than not that the Company would be required to sell the auction rate securities prior to recovery of the unrealized loss, nor does the Company intend to sell the security at the present time.

During the year ended December 31, 2009, approximately $18.0 million of auction rate securities were redeemed with no gain or loss recognized.  During the year ended December 31, 2009, $2.2 million of Fannie Mae auction rate securities were converted into the underlying preferred shares and simultaneously sold recognizing a loss totaling $1.4 million in addition to the OTTI charge recognized in 2008.

For the year ended December 31, 2008, we valued the auction rate securities as noted above.  During the year ended December 31, 2008, the Federal government placed Fannie Mae and Freddie Mac into receivership and suspended dividend payments.  As a result of placing Fannie Mae and Freddie Mac into receivership, we considered the auction rate securities collateralized by these quasi-government agencies as impaired and recognized a credit related impairment charge totaling $80.2 million.  The OTTI charge was calculated based upon the fair market value of the underlying preferred shares.  We concluded that any further decline in the market value as of December 31, 2008 was caused by market interest volatility, a significant widening of credit spreads across markets for these securities, and illiquidity and uncertainty in the financial markets.

At both December 31, 2009 and 2008, we had a trust preferred security issued by a non-registrant regional bank with an amortized cost of $2.9 million, and a fair value of $1.0 million and $1.2 million, respectively, for which the amortized cost has exceeded the fair value for greater than twelve months.    There are no tranches associated with this security.  When this asset was acquired it was an investment grade security but has subsequently deteriorated to a non rated security.  The issuer of this security is experiencing deterioration of the loan portfolio and net losses but appears to be prepared to rectify these adverse conditions as the controlling family recently contributed an amount to ensure this institution remains well capitalized.  This security has not defaulted nor deferred any interest payments as all interest has been paid as contractually stipulated.  The Company obtained the services of an independent valuation firm which compared the trust preferred security with similar securities from the issuer’s peer group using the average credit spread of 11.23%. Based upon the evaluation performed by the independent third party and the Company analysis, the Company concluded that there is no OTTI charge warranted.  In addition, it is not more likely than not that the Company would be required to sell this security before maturity or recovery, nor does the Company intend to sell at the present time.   We believe the unrealized loss is due to market interest volatility, the continued illiquidity and uncertainty in the market place and widening of the credit spreads.

At both December 31, 2009 and 2008, we had one pooled trust preferred CDO (“TPCDO”) with an amortized cost of $6.5 million and $10.0 million, respectively, and a fair value of $150,000 and $3.0 million, respectively.  We own a Class B tranche of the TPCDO, which was considered below investment grade at both December 31, 2009 and 2008.  During the year ended December 31, 2009, we recognized a credit related impairment charge totaling $3.5 million to reduce the amortized cost to $6.5 million.  For the period ended September 30, 2009, an independent third party analyzed the collateral waterfall.  Based upon this analysis, the Company recognized an impairment charge of $3.0 million.  At December 31, 2009, a second independent third party completed a discounted cash flow based upon the original amortized cost using a 1% default and 1% prepayment rate.  The default and prepayment rates were used in order to stress test the TPCDO.  (Historically, we have used a 0% prepayment factor as there have not been prepayments; however, the underlying issuers can prepay at their discretion.  For valuation purposes, the default and deferral rates are treated the same.)  Based upon the discounted cash flow analysis, an additional OTTI charge totaling $529,000 was recognized during the quarter ended December 31, 2009, resulting in a total impairment charge of $3.5 million for this security for the year ended December 31, 2009.

The table below reflects the number and amount of single issue debt securities below investment grade and the lowest rating by security type at December 31, 2009:

	Amortized Cost	Fair Value	Unrealized Gain (Loss)	Lowest Credit Rating
Corporate Bonds:
Airline # 1	$1,597	$1,594	$(3)	Ba2
Airline # 2	552	552	--	No rating
Automobile	800	1,506	706	D
Commercial	495	435	(60)	No rating
Student Lender	5,000	3,920	(1,080)	Ba1
Trust Preferred Security	2,945	1,021	(1,924)	No rating

At December 31, 2009, all other single issuer debt securities had a credit rating of investment grade.

During the year ended December 31, 2009, the Company recorded OTTI charges related to four single issuer corporate bonds totaling $9.1 million.  The Company evaluated the length of time and extent the amortized cost exceeded fair value and the credit rating of the issuer.

At December 31, 2009 and 2008, the Company owned preferred and common stock (collectively “equities”).  The fair value of the equities was determined by quoted market prices; unrealized loss was determined by comparing the cost of the equity to its fair value.  In order to determine whether OTTI should be recognized, we evaluated the length of time and the extent to which the fair value was below cost, the financial condition and near term prospects of the issuer, and the Company’s intent and ability to retain the equity security to allow for recovery.  Based upon the length of time these securities were in an unrealized loss position, the amount by which the cost exceeded fair value, and the financial prospects of the issuer, we recorded a $0.8 million OTTI charge during the year ended December 31, 2009.

The table below details certain information related to the equity securities as of December 31, 2009:

	Industry	Cost	Fair Value	Unrealized Gain (Loss)
Common	Telecommunications	$91	$94	$3
	Airline	862	862	----
Preferred	Airline	61	61	----
	Flooring	11	11	----
	Mining	27	91	64
	Money Center Banks	2,008	1,984	24
	Other	285	280	(5)

The Company has investments in certain debt securities that have unrealized losses or may be otherwise impaired, but OTTI has not been recognized in the financial statements as management believes the decline is due to the credit markets coupled with the interest rate environment. In addition, these securities are making payments in accordance with the terms of the instruments.

The following table indicates the length of time individual securities that we consider temporarily impaired have been in a continuous unrealized loss position at December 31, 2009 (in thousands):

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities
U.S. Treasury Notes	$30,048	$65	$--	$--	$30,048	$65
U.S. Government Agencies	40,855	751	19,948	45	60,803	796
Mortgage-backed securities	7,932	43	15,661	667	23,593	710
Corporate notes	1,613	13	7,522	2,298	9,135	2,311
Single Issuer Trust Preferred CDO	--	--	1,021	1,924	1,021	1,924
Pooled Trust Preferred CDO	--	--	150	6,313	150	6,313
Auction rate securities	--	--	58,047	11,953	58,047	11,953
Subtotal, debt securities	80,448	872	102,349	23,200	182,797	24,072
Marketable equity securities and other	--	--	1,289	30	1,289	30
Total temporarily impaired securities	$80,448	$872	$103,638	$23,230	$184,086	$24,102

The Company had a total of 53 debt securities with a fair market value of $124.4 million which were temporarily impaired at December 31, 2009.  The total unrealized loss on these securities was $12.1 million, which is attributable to the market interest volatility, the continued illiquidity of the debt markets, and uncertainty in the financial markets. The remaining unrealized loss of $12.0 million is on 10 auction rate securities which have declined in value due to auction failures beginning in February 2008.  It is not more likely than not that we would sell these securities before maturity, and we have the intent to hold all of these securities to maturity and will not be required to sell these securities, due to our ratio of cash and cash equivalents of approximately 6.2% of total assets at December 31, 2009.  Therefore, the unrealized losses associated with these securities are not considered to be other than temporary.

The Company also had 3 equity securities with an aggregate fair market value of $1.3 million which were temporarily impaired at December 31, 2009.  The total unrealized loss on these securities was $30,000. The preponderance of the unrealized loss for marketable equity securities and other is a $24,000 unrealized loss at December 31, 2009 on one money center bank preferred issue.  As the stock market declined in the first and second quarter of 2009, especially related to the financial sector, the Company’s investments decreased in value.  At March 31, 2009, the unrealized loss totaled $348,000.  However, subsequent to March 31, 2009, the fair value of this security has rebounded to an unrealized position of $24,000.  The issuer of this preferred equity security has raised sufficient capital to repay the Troubled Asset Relief Program (“TARP”) funds, continue to pay its dividend, maintain its credit rating and remain well-capitalized.  Based upon these factors, coupled with the increasing stock market prices, especially in the financial sector, the Company does not believe an OTTI charge is warranted at December 31, 2009.

The following table indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2008 (in thousands):

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities
U.S. Government Agencies	$71,241	$378	$5,072	$3	$76,313	$381
Mortgage-backed securities	6,135	58	21,769	1,003	27,904	1,061
Corporate notes	14,480	3,407	4,100	9,731	18,580	13,138
Single Issuer Trust Preferred CDO	--	--	1,149	1,794	1,149	1,794
Pooled Trust Preferred CDO	--	--	2,981	7,006	2,981	7,006
Municipal securities	--	--	1,478	495	1,478	495
Auction rate securities	38,098	38,030	--	--	38,098	38,030
Subtotal, debt securities	129,954	41,873	36,549	20,032	166,503	61,905
Marketable equity securities and other	2,664	352	1,144	912	3,808	1,264
Total temporarily impaired securities	$132,618	$42,225	$37,693	$20,944	$170,311	$63,169

The Company had a total of 65 debt securities with an aggregate fair market value of $166.5 million which were temporarily impaired at December 31, 2008.  The total unrealized loss on these securities was $61.9 million, of which $23.9 million is attributable to changes in the interest volatility, the continued illiquidity of the debt markets, and uncertainty in the financial markets which have decreased the market value of these securities. The remaining unrealized loss of $38.0 million is on $76.1 million of auction rate securities which have declined in value due to auction failures beginning in February 2008. We have the intent to hold these securities to maturity and will not be required to sell these securities, due to our ratio of cash and cash equivalents to total assets of approximately 10.85% of total assets at December 31, 2008.  Therefore, the unrealized losses associated with these securities are not considered to be other than temporary.

The Company also had 12 equity securities with an aggregate fair market value of $3.8 million which were temporarily impaired at December 31, 2008.  The total unrealized loss on these securities was $1.3 million.

The amortized cost and fair value of investment securities available for sale and held to maturity, by contractual maturity, at December 31, 2009 are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2009
	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Due in one year or less	$23,070	$23,153	$--	$--
Due after one through five years	56,766	56,101	--	--
Due after five through ten years	21,821	21,748	--	--
Due after ten years	190,022	181,807	340	337
Auction rate securities	78,895	66,942	--	--
Marketable equity securities and other	8,937	8,990	--	--
Totals	$379,511	$358,741	$340	$337

Gross gains realized on the sales of investment securities for the years ended December 31, 2009, 2008 and 2007 were approximately $553,000, $313,000, and $125,000, respectively.  Gross losses were approximately $1,413,000, $998,000, and $39,000 for the years ended December 31, 2009, 2008 and 2007, respectively.  During the year ended December 31, 2009, we sold the Fannie Mae auction rate securities and certain corporate notes.  During the year ended December 31, 2008, we sold our preferred shares in Fannie Mae and Freddie Mac, the corporate note for which we took an OTTI charge, U. S. Treasuries, U. S. Agencies and certain corporate notes.  U. S. Treasuries, U. S. Agencies, and corporate notes were sold during the year ended December 31, 2007.

As of December 31, 2009 and 2008, securities sold under agreements to repurchase with a book value of approximately $50.0 million and $59.5 million, respectively, were outstanding.  The book value of the securities pledged for these repurchase agreements was $55.60 million and $69.60 million, respectively. As of December 31, 2009 and 2008, the Company did not own investment securities of any one issuer where the carrying value exceeded 10% of shareholders' equity.

SEC Comment

3.
We note your responses to prior comment 3 specifically related to your Trust Preferred CDOs (TPCDO), including the significant unrealized losses related to these securities.  We also note your disclosure in footnote 3 to Exhibit I regarding your other-than-temporary impairment policies related to your TPCDOs.  Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

a.	Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation

b.	Deferrals and defaults:

•	Please tell us how you develop your estimate of future deferrals and defaults.

•
Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned.

•	Tell us and disclose in future filings if you treat actual deferrals the same as defaults.

•
Tell us and disclose in future filings your recovery rate assumption and how you determine it.  Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

•	Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.

c.	Prepayment rate:

•	Based on the terms of your security, explain to us how prepayments can occur (e.g., call dates, auction dates, etc.)

•	Tell us and disclose in future filing your prepayment assumption and how you determine it.

•	If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.

•	Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.

•	If you used 0% as your assumption at September 30, 2009, please explain to us why you believe this is reasonable.

•	If you used 0% as your assumption at September 30, 2009, please provide us a sensitivity analysis of the change in credit loss at September 30, 2009 if you used a 1% prepayment assumption.

Response

See footnotes to Exhibit 1 attached.

SEC Comment

4.	We note your response to prior comment 3 specifically related to your Corporate Bonds. Please address the following:

a.
Your statements in the first half of the sentence in footnote 4 to Exhibit I that bond provide clear negative objective evidence; however, your narrative does not provide any positive objective evidence to support your conclusion described in the second half of the sentence.  Please tell us the positive objective evidence you considered to support your conclusion that the bond is not impaired.  If you cannot provide objective evidence to this fact, please revise your conclusion accordingly.

b.
We note your statement in footnote 5 to Exhibit I that the you received multiple price quotes for the fair value of the bond.  Please tell us how you considered the lower of the two price quotes for the disclosure purposes as you state and how you determined that this lower price quote was not a significant objective indication of impairment.  Further, please tell us whether you received any guarantee or confirmation upon completion of the merger that the “new” company would pay bondholders in compliance with the contractual terms of the bond.

Response

a.	We revised our conclusion as noted in footnote 4 to Exhibit 1.

b.	We revised our conclusion as noted in footnote 5 to Exhibit 1.

SEC Comment

5.
Please address the following regarding your response to prior comment 3 specifically related to your Other Debt Securities and Auction Rate Securities (ARS), including the information contained in footnotes 6 through 14 to Exhibit I.

a.
Please explain to us how the fair value of the preferred shares underlying these securities supports the realizability of the ARS debt securities and why you believe it is appropriate to use the fair value of the preferred shares as a proxy for the fair value of the ARS debt securities.  Tell us the terms of the ARS debt securities listed in your response that you believe supported the consideration of the preferred shares as proxy for the value of the debt securities.

b.	Clearly explain how you considered the credit ratings for these securities if available, and tell the credit ratings available on each of these securities.

Response

a.
The preponderance of the ARS, as discussed in Exhibit I footnotes 6 through 14, allow for conversion to the underlying preferred shares after two failed auctions.  As we have experienced more than two failed auctions for all of the remaining auction rate securities, we believe it is appropriate to continue to look to the preferred shares as a proxy for the fair value of the ARS.   This information has been included in the proposed footnote in the response to question 2.

b.	We have revised Exhibit I to include the credit rating for each security.

In valuing the securities, we considered the credit ratings in evaluating whether a credit impairment existed at each balance sheet date.  The review of the credit rating was to assist in determining whether the counterparty (or counterparties) would be able to fulfill their contractual responsibilities.  We have expanded the disclosure for future filings with the Commission to incorporate the ratings of the issuers.   We emphasized the operations of the entities as noted in footnotes 6 through 14.

SEC Comment

6.
We note your response to prior comment 4 related to your equity securities that have been in an unrealized loss position for greater than twelve months including Exhibit II.  Please revise your impairment analysis to address the following:

a.
We call your attention to the respective time periods that your underwater equity securities presented in Exhibit II have been in a continuous unrealized loss position.  Please note that the length of time that an equity security’s fair value has been below cost should be a significant factor considered in your impairment analysis (ASC 320-10-S99-1).  In general, your individual narrative discussions of positive and negative evidence for each equity security presented appears to be inappropriately weighted to discount the significant negative objective evidence of the length of time the security has been in an unrealized loss position.

b.
In general, as the length of time that a security has been in a continuous unrealized loss position increases, the level of objective evidence required to support that the security is not other-than-temporarily impaired also increases.  Once again, we call your attention to the length of time many of your securities have been in a continuous unrealized loss position as depicted in Exhibit II.

c.
Your narratives appear to omit objective evidence that would be required to project a recovery in the “near term” of twelve months.  Instead it appears to rely primarily on subjective evidence such as the belief that the security is in an unrealized loss position because of the current general market and economic conditions, and will recover fully when the crisis ends or some other date in the future.  This approach seems overly simplistic and does not appear to reflect the fact that a security’s sensitivity to general economic conditions such as the current conditions referred to in your narratives does not preclude a security from being other-than-temporarily impaired as noted in the guidance.  Further, the narratives are silent on the basis of your ability at September 30, 2009 to project the end of the current crisis, much less, to provide objective evidence that the end of the crisis would occur within twelve months of September 30, 2009, the date of your analysis or to project recovery of the fair value of the equity security to its cost basis within twelve months.  To the extent that you possess such objective evidence, please provide us with your revised impairment analysis.  Otherwise, please revise your conclusions accordingly.

d.
Your response to prior comment 4.e. states that your evaluation of the marketable equity securities was similar to the corporate note securities detailed above.  However, this approach seems fundamentally flawed as the evaluation of debt securities is based on your evaluation of the counterparty’s ability to make their contractual payments which are nonexistent for equity securities.  Your other-than-temporary analysis of equity securities was silent on the objective evidence you used to predict the recovery of the market price of these equity securities to your cost within the near term.

Response

We have considered the Commissions comments noted in (a)-(d) above and have re-evaluated the unrealized loss for the marketable equity securities.  The Company has concluded that the majority of these securities are other-than-temporarily impaired as of December 31, 2009. Please see Exhibit II.

SEC Comment

7.
Please tell us in detail how you have updated your investment security impairment analysis as of December 31, 2009.  Please tell us which, if any, of your debt and equity securities you have impaired and the amount of any impairment charges recorded for each security.

Response

There has been no material change to the methodology in evaluating securities for impairment analysis.  We have supplemented our analyses as noted throughout this response.  However, as noted in original Exhibit I and Exhibit II, as revised, we recorded impairment charges on certain debt and equity securities.

SEC Comment

8.
Considering the significant judgment required to determine if a security is other-than-temporarily-impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure.  Therefore, please address the following regarding your debt and equity securities that are in an unrealized-loss position greater than 12-months at period end:

a.	Revise your future filings to disclose the number and amount of debt securities, including your TPCDOs, ARS, and other debt securities for which the lowest credit rating was below investment grade.

b.
Revise your future filings to disclose each individual security with at least one rating below investment grade.  Specifically, please disclose the following information as of the most recent period end:  single-issuer or pooled, class, book value, fair value, unrealized gain/loss, and lowest credit rating assigned to the security.

c.
Revise your future filings to clearly disclose how you considered the below investment grade credit rating for these securities in your conclusion that these securities are not other-than-temporarily impaired, and that no portion of their unrealized losses were credit related.  Identify the factors that you believe caused the fair value of these securities to be significantly lower than cost.

d.
Similarly, for your equity securities that were in an unrealized-loss position greater than 12-months at period end, please disclose the following information as of the most recent period end:  class, book value, fair value, and unrealized gain/loss.  Identify factors that you believe caused the fair value of these securities to be significantly lower than cost and how you determined that recovery within the near term is supportable.

Response

We have considered the Staff’s comment.  The future filings with the Commission will include the Staff’s recommendations.  The comprehensive disclosure for future filings is included in the response to comment 2.

The Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to the disclosures in response to Staff Comments do not foreclose the Commission from taking any actions with respect to the filing.

3.	The Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We hope that these responses are satisfactory.  If you have any questions, please call me at (212) 791-5362.

Very Truly Yours,

/s/ STEVEN ROSENBERG

Steven Rosenberg
President, Chief Executive Officer and
Chief Financial Officer